Exhibit 99.2

May 21, 2020

Fly Leasing Limited
Please be advised of the following Depositary's Notice of Annual General Meeting of Shareholders:

Depositary Receipt Information
CUSIP:	34407D109	(DTC Eligible)	ADR ISIN:	US34407D1090

Country of Incorporation:	Ireland

Meeting Details:	Annual General Meeting at 10:00 AM (Local Time) at West Pier Business Campus, Dun Laoghaire, County Dublin A96 N6T7, Ireland

ADR Record Date:	May 18, 2020

Voting Deadline:	June 12, 2020 at 1:00 PM EST

Meeting Date:	June 18, 2020

Meeting Agenda:	The Company's Notice of Meeting, including the Agenda, is available at the Company’s website: www.flyleasing.com

Ratio (ORD:ADR):	1 : 1

Holders of American Depositary Receipts ("ADRs") representing common shares (the "Shares") of Fly Leasing Limited (the "Company") are hereby notified of the Company's Annual General Meeting of Shareholders. A copy of the Notice of Meeting from the Company, which includes the agenda for such meeting, is available on the Company's website at www.flyleasing.com

Each Holder of record of ADRs as of close of business on the ADR Record Date set forth above will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the Shares represented by such Holder's ADRs. Voting instructions must be received on or before the Voting Deadline set forth above. Upon the timely receipt of properly completed voting instructions of eligible Holders of ADRs,  the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, the Company's Amended and Restated Bye-laws and the provisions of or governing the Shares, to vote or cause the Custodian to vote the Shares (in person or by proxy) represented by such ADRs in accordance with such voting instructions.

There can be no assurance that Holders or Beneficial Owners generally or any Holder or Beneficial Owner in particular will receive the notice described above with sufficient time to enable the Holder to return voting instructions to the Depositary in a timely manner.

Notwithstanding the above, and in accordance with the terms of the Deposit Agreement, the Depositary shall not be liable for any failure to carry out any instructions to vote any of the Shares or for the manner in which such vote is cast or the effect of any such vote.

Capitalized terms defined in the Deposit Agreement among the Company, the Depositary and the registered Holders and Beneficial Owners of the ADRs and used (but not otherwise defined) herein are used herein as so defined.

Holders of ADRs may view and download from the Company's website www.flyleasing.com the following materials:

1.	The Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2019; and
2.	The Company's Notice of Meeting including the agenda.

Please note that persons beneficially holding ADRs through a bank, broker or other nominee that wish to provide voting instructions with respect to the securities represented by such ADRs must follow the voting instruction requirements of, and adhere to the deadlines set by, such bank, broker or other nominee. Such requirements and deadlines will differ from those set forth herein for registered holders of ADRs.

Holders and persons and/or entities having a beneficial interest in any ADR (“Beneficial Owners”) are advised that (a) the Depositary has  not reviewed the Company's website or any of the items thereon, and is not liable for the contents thereof, (b) neither the Depositary nor   any of its affiliates controls, is responsible for, endorses, adopts, or guarantees the accuracy or completeness of any information contained  in any document prepared by the Company or on the Company's website and neither the Depositary nor any of its affiliates are or shall be liable or responsible for any information contained therein or thereon, (c) there can be no assurance that Holders or Beneficial Owners generally or any Holder or Beneficial Owner in particular will receive this notice with sufficient time to enable the Holder to return voting instructions to the Depositary in a timely manner, and (d) the Depositary and its agents shall not be liable for any failure to carry out any instructions to vote any of the Deposited Securities, or for the manner in which any vote is cast or the effect of any vote.

Confidential	1

For further information, please contact:
Depositary Receipts
Phone: (800) 821-8780
db@astfinancial.com

Confidential	2